UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Transition Period From              to

Commission File Number 1-8520

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

TERRA INDUSTRIES INC. EMPLOYEES’

SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

TERRA INDUSTRIES INC.

TERRA CENTRE

600 FOURTH STREET

P.O. BOX 6000

SIOUX CITY, IOWA 51102-6000

REQUIRED INFORMATION

Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included therein as listed in the table of contents below.

Pages
(a) Financial Statements

Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Benefits at December 31, 2004 and 2003	4
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003	5
Notes to Financial Statements	6-9

(b) Supplemental Schedules

Schedule of Assets (Held at End of Year)	10

(c) Consent of Independent Registered Public Accounting Firm

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	11

(d) Signatures

Signatures	12

Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and

Administrator of the

Terra Industries Inc.

Employees’ Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Terra Industries Inc. Employees’ Savings and Investment Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Omaha, Nebraska

June 29, 2005

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TERRA INDUSTRIES INC.

EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Investments (Note E):
Terra Industries Inc. Common Stock	$17,607,504	$11,408,893
Mutual Funds	56,361,852	49,131,006
Loans to participants	2,331,166	2,565,280

Total investments	76,300,522	63,105,179

Receivables:
Participant contributions	—	122,341
Securities sold	105,696	32,198

Total assets	76,406,218	63,259,718

LIABILITIES:
Securities purchased	(60,021)	(110,333)

Net assets available for benefits	$76,346,197	$63,149,385

See accompanying notes to the financial statements.

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TERRA INDUSTRIES INC.

EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Additions to net assets attributed to:
Investment income:
Dividends and interest	$457,100	$478,624
Net appreciation in fair value of investments (Note E)	19,161,384	15,079,020

Total investment income	19,618,484	15,557,644

Contributions:
Employer	1,273,198	771,585
Participant	2,663,883	2,549,351

Total contributions	3,937,081	3,320,936

Total	23,555,565	18,878,580

Deductions from net assets attributed to:
Benefit payments	10,314,321	3,781,598
Administrative expenses	44,432	46,200

Total deductions	10,358,753	3,827,798

Net increase	13,196,812	15,050,782

Net assets available for benefits:
Beginning of year	63,149,385	48,098,603

End of year	$76,346,197	$63,149,385

See accompanying notes to the financial statements.

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TERRA INDUSTRIES INC.

EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

A.	DESCRIPTION OF PLAN

The following description of the Terra Industries Inc. Employees’ Savings and Investment Plan (the Plan) is provided for general information only. Participants should refer to the Plan Document for more complete information.

General – The Plan, established January 1, 1984, is a defined contribution plan covering eligible employees of Terra Industries Inc. (Terra) and eligible subsidiaries and affiliates (collectively, the Company). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA) and is administered by the Benefits Committee (the Committee) of the Company.

Participation – All full-time or part-time employees of the Company (whose customary employment is at least 1,000 hours of service during a twelve month period) are eligible for Plan participation upon hire or any time thereafter. Temporary employees are eligible after completing twelve continuous months of employment that include at least 1,000 hours of service.

Participants’ Accounts – Each participant’s account is credited with the participant’s contributions, the employer’s matching contributions and an allocation of fund earnings (losses). Allocations are based on participant earnings (losses) or account balances, as defined. A participant’s benefit is limited to the amount that can be provided from the participant’s account, subject to vesting requirements.

Employee Contributions – The maximum combined deferral on a before-tax and after-tax basis is 25%. In 2003, participants who earned $90,000 or less in 2002 could elect to contribute up to 25% of annual compensation on a before-tax or after-tax basis, or a combination of both. In 2003, participants who earned more than $90,000 in 2002, could contribute up to 8% of their annual compensation on a combined before-tax and after-tax basis. In 2004, participants who earned $90,000 or less in 2003 could elect to contribute up to 25% of annual compensation on a before-tax or after-tax basis, or a combination of both. In 2004, participants who earned more than $90,000 in 2003, could contribute up to 8% of their annual compensation on a combined before-tax and after-tax basis.

The maximum participant before-tax contribution was $13,000 and $12,000 in 2004 and 2003, respectively. Participants over the age of 50 are also allowed to make catch-up contributions, which could not exceed $3,000 and $2,000 in 2004 and 2003, respectively.

In 2004 and 2003 participants could elect to invest their contributions in one or more of the eleven available participant directed investment options.

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Employer Contributions – The Company contributed an amount determined by its Board of Directors, equal to 100% of the participants’ contributions up to 3% of their annual compensation, and 60% up to an additional 3% of annual compensation in 2002 and the first half of 2003. The Company suspended matching contributions for payroll periods ending after July 1, 2003. The matching contributions were resumed for payroll periods ending on or after January 1, 2004. Employees hired on or after July 1, 2003, or rehired on or after August 1, 2003, received non-elective contributions from Terra of 3.2% of eligible earnings. Fully vested participants may elect to invest the contributions made by the Company into one or more of the available investment options. Employer contributions for participants not fully vested in the Plan are automatically invested in the Terra Industries Inc. Common Stock Fund. The Company may elect to make an additional contribution, subject to certain limitations as defined in the Plan, in such amount as its Board of Directors shall determine. No such additional contributions were made in 2004 or 2003. Employer contributions are reduced by the amount of any participant forfeitures during the period. Participant forfeitures totaled $30,519 and $142,238 in 2004 and 2003, respectively.

Maximum Contributions Per Participant – The sum of a participant’s contribution and employer matching contribution cannot exceed the lesser of $30,000 or 25% of net compensation of the participant. Net compensation is defined as total participant compensation, excluding bonuses, less any pretax contributions made by the participant. Eligible compensation was limited to $205,000 and $200,000 in 2004 and 2003, respectively.

Vesting – Participants are immediately fully vested in their contributions and earnings (losses) on their voluntary contributions. In 2004 and 2003 employer contributions vest at a rate of 20% per year, until fully vested after five years of service.

Participant Loans – Participants may borrow from their individual contribution accounts subject to maximum limitations as defined in the Plan. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a reasonable rate based on the published prime rate. As of December 31, 2004, interest rates on outstanding loans ranged from 6.25% to 11%. Principal and interest is paid ratably through bi-weekly payroll deductions.

Payment of Benefits – Participants or their beneficiaries are eligible to receive the value of their vested account balance upon the occurrence of one of the following: early or normal retirement; termination of employment; death or total disability.

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial statements have been prepared in accordance with the financial reporting requirements of ERISA as permitted by the Securities and Exchange Commission’s instructions for Form 11-K.

Investment Valuation and Income Recognition – Investments are stated at fair value, which is determined, in the case of Terra Industries Inc.’s Common Stock Fund, from the latest available market quotations for shares held and, in the case of investments in mutual funds, at quoted market net asset value of shares held. The Wells Fargo Stable Return Fund is stated at cost plus accrued interest which approximates fair value. Participant loans are valued at cost which approximates fair value. In accordance with the policy of stating investments at fair value, the net change in realized and unrealized appreciation or depreciation in fair value is included in investment income, which is reflected in the statement of changes in net assets available for benefits. Dividend income is recorded on the ex-dividend date. Investment transactions are recognized on a trade-date basis.

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Benefits Payable – The Plan’s policy is to record benefit payments upon distribution of balances to participants. There were no benefits payable as of December 31, 2004 and 2003.

Administrative Expenses – Administrative expenses are comprised of charges relating to routine services provided by the Plan’s trustee and recordkeeping agent and fees associated with the annual audit of the Plan’s financial statements. Administrative expenses are allocated to the investment funds based upon the fair value of each fund’s investment relative to the total fair value of all investment funds to which expenses are allocated.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and reported changes in net assets available for benefits during the reporting period. Actual results could differ from these estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

C.	PLAN TERMINATION

Although it has expressed no intent to do so, the Company specifically reserves the right to amend or terminate the Plan or to discontinue contributions at any time subject to the provisions of ERISA. Upon termination, a participant’s entire account will become fully vested and the assets shall be administered in the manner provided for in the Plan.

D.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated May 28, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

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E.	INVESTMENTS

The Plan’s investments are held in a bank-administered trust fund. The following table separately identifies investments that represent 5% or more of the Plan’s net assets.

	December 31,
	2004	2003
Investments at Fair Value as Determined by Quoted Market Price

Terra Industries Inc. Common Stock	$17,607,504	$11,408,893

Mutual Funds:
Lord Abbett Mid Cap Value	4,100,781	1,451,909
Van Kampen Comstock Fund Class A	8,709,608	7,577,558
Wells Fargo Large Company Growth Fund - Institutional Class	11,934,010	14,105,242
MFS Series Trust IV - MFS Mid-Cap	8,241,815	7,893,007

Investments at Estimated Fair Value

Mutual Funds:
Wells Fargo Stable Return Fund	8,810,274	7,692,047

Loans to participants	2,331,166	2,565,280

During 2004 and 2003, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value by $19,161,384 and $15,079,020, respectively, as follows:

	December 31,
	2004	2003
Net appreciation in fair value of investments:
Mutual Funds	$4,883,488	$8,625,512
Terra Industries Common Stock	14,277,896	6,453,508

Net appreciation in fair value of investments	$19,161,384	$15,079,020

F.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include the Terra Industries Inc. Common Stock Fund which holds 1,982,827 shares of Terra Industries Inc. Common Stock with a fair market value of $17,607,504 and cash of $512,511 at December 31, 2004. Plan investments include the Terra Industries Inc. Common Stock Fund which holds 3,370,975 shares of Terra Industries Inc. Common Stock with a fair market value of $11,157,937 and cash of $250,956 at December 31, 2003. Terra Industries Inc. is the Plan sponsor and therefore, these transactions qualify as related party transactions.

Certain Plan investments are shares of mutual funds managed by Wells Fargo. Wells Fargo is the trustee as designated by the Plan and, therefore, these transactions qualify as related party transactions.

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TERRA INDUSTRIES INC.

EMPLOYEES’ SAVINGS AND INVESTMENT PLAN

PN 333

EIN #52-1145429

SUPPLEMENTAL SCHEDULE

FORM 5500, SCHEDULE H, PART IV, LINE 4(i)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

Column B Identity of issue, borrower, lessor or similar party	Column C Description of investment including collateral, rate of interest, maturity date, par or maturity value	Column E Current Value
*Wells Fargo	Stable Return Fund - 241,180.417 shares	$8,810,274
*Wells Fargo	Large Company Growth Fund - Institutional Class - 255,710.516 shares	11,934,010
*Wells Fargo	Index Fund Institutional Class - 28,171.606 shares	1,367,450
*Wells Fargo	Small Cap Opportunities Fund Institutional Class - 111,865.469 shares	3,730,713
*Wells Fargo	Short Term Investment Fund Class G - 534,350.240 shares	535,413
*Wells Fargo	Intermediate Government/ Credit Index Bond Fund Class G - 26,739.487 shares	447,084
*Wells Fargo	Bond Index Fund Class G - 6,190.050 shares	149,737
*Wells Fargo	International Equity Index Fund Class G - 56,036.310 shares	579,976
*Wells Fargo	Large Cap Growth Index Fund Class G - 57,667.369 shares	413,475
*Wells Fargo	Large Cap Value Index Fund Class G - 91,078.444 shares	979,093
*Wells Fargo	Russell 2000 Index Fund Class G - 45,029.604 shares	577,280
Van Kampen Investments	Comstock Fund Class A - 470,535.266 shares	8,709,608
Lord Abbett	Mid-Cap Value Fund - 181,209.937 shares	4,100,781
Franklin Templeton Investments	Foreign Fund Class A - 186,249.025 shares	2,290,863
MFS Investment Management	MFS Series Trust IV - MFS Mid-Cap - 921,903.193 shares	8,241,815
PIMCO Funds	PIMCO Total Return Fund Administrative Shares - 326,671.437 shares	3,494,280
*Terra Industries Inc.	Common Stock - 1,982,827.000 shares	17,607,504

Other Investments:
*Loans to Participants	Principal balance of $2,331,166 bearing interest rates ranging from 6.25% to 11.00% and maturing from January 2005 to August 2032	2,331,166

		$76,300,522

*	Party-In-Interest

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Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-46734 of Terra Industries Inc. on Form S-8 of our report dated June 29, 2005 appearing in this Annual Report on Form 11-K of the Terra Industries Inc. Employees’ Savings and Investment Plan for the year ended December 31, 2004.

DELOITTE & TOUCHE LLP

Omaha, Nebraska

June 29, 2005

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Terra Industries Inc. Employee Benefit Committee have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TERRA INDUSTRIES INC. EMPLOYEES’

SAVINGS AND INVESTMENT PLAN

Date: June 30, 2005	By:	/s/ Francis G. Meyer
Francis G. Meyer, Senior Vice President
and Chief Financial Officer

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